Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 dated February 7, 2020) and related proxy statement/prospectus of WESCO International, Inc. for the registration of shares of its common stock, preferred stock and depositary shares and to the incorporation by reference therein of our reports dated February 21, 2019 with respect to the consolidated financial statements and schedules of Anixter International Inc., and the effectiveness of internal control over financial reporting of Anixter International Inc., included in its Annual Report on Form 10-K of Anixter International Inc. for the year ended December 28, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
February 7, 2020